Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Fiscal Year Ended					Six Months Ended
	October 29, 2006	October 28, 2007	October 26, 2008	October 25, 2009	October 31, 2010	May 1, 2011
Earnings (loss) from continuing operations before taxes	$2,167	$2,440	$1,409	$(486)	$1,387	$1,366
Adjustments:
Add fixed charges	57	58	41	41	37	18
Add amortization of capitalized interest	2	2	2	2	2	1
Add pre-tax loss of equity-method investment	3	29	36	35	—	—

Earnings (loss) before taxes and fixed charges	$2,229	$2,529	$1,488	$(408)	$1,426	$1,385

Fixed charges:
Interest expense	$36	$39	$21	$21	$22	$10
Interest component of rental expense	21	19	20	19	16	8

Total fixed charges from continuing operations	$57	$58	$41	$40	$38	$18

Ratio of earnings to fixed charges (a)	39.1x	43.6x	36.3x	(b )	37.5x	76.9x

(a)	The ratio of earnings to fixed charges was computed by dividing earnings from continuing operations before taxes, amortization of capitalized interest and fixed charges by the fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and capitalization and amortization of debt issuance costs and 30% of rental expense, which Applied considers to be a reasonable approximation of the interest factor included in rental expense.
(b)	Due to the loss in fiscal 2009, Applied’s ratio of earnings to fixed charges was less than 1:1. Applied would have needed to generate additional earnings of $448 million to achieve an earnings to fixed charges ratio of 1:1.